                                  EXHIBIT 7(B)

                        PRO FORMA FINANCIAL INFORMATION

                  CAREY INSTITUTIONAL PROPERTIES INCORPORATED

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 March 31, 2002
                                  (unaudited)

The following unaudited pro forma Condensed Consolidated Balance Sheet as of March 31, 2002 has been presented as if the acquisition of Corporate Property Associates 10 Incorporated ("CPA(R):10") by Carey Institutional Properties Incorporated ("CIP(R)") had occurred on March 31, 2002. This unaudited pro forma Condensed Consolidated Balance Sheet should be read in conjunction with the consolidated balance sheets of CPA(R):10 and CIP(R) as of December 31, 2001 included in their respective Form 10-K filings. In Management's opinion, all adjustments necessary to reflect the merger and the related issuance of shares of common stock of CIP(R) and promissory notes have been made. The pro forma balance sheet presentation shows holders of 15.22% of CPA(R):10 common stock electing not to receive CIP(R) shares.

Pursuant to the terms of the transaction, CPA(R):10 will be merged into CIP(R). CIP(R) will acquire CPA(R):10 for a total purchase price of $85,598,000, representing the issuance of approximately 5,457,000 shares of CIP(R) common stock and the issuance of approximately $11,369,000 of promissory notes with a fair value of approximately $11,119,000, to be issued upon completion of the merger. Additionally, approximately $1,658,000 will be due to those CPA(R):10 shareholders who exercised their appraisal rights. The merger will be accounted for as a purchase and the assets and liabilities acquired from CPA(R):10 will be recorded at their estimated fair value.

This unaudited pro forma Condensed Consolidated Balance Sheet is not necessarily indicative of what the actual financial position would have been at March 31, 2002, nor does it purport to represent the future financial position of the Company.


                                                        Historical(1)        Pro Forma       Pro Forma
                                                     CIP(R)     CPA(R):10   Adjustments     Consolidated
                                                     ------     ---------   -----------     ------------
         ASSETS:                                               (amounts in thousands, except share data)
Real estate leased to others:
  Accounted for under the operating method, net     $200,246    $ 71,352      $29,119 (2)     $300,717
  Net investment in direct financing leases          101,702      16,758        4,623 (2)      123,083
Real estate under construction leased to others        4,296                                     4,296
Equity investments                                    43,970      15,472        1,602 (2)       61,044
Assets held for sale                                   6,911                                     6,911
Cash and cash equivalents                              9,700       8,541       (6,563)(3)       11,510
                                                                                (168) (4)
Other assets, net                                      5,557       1,634        (473) (5)        6,718
                                                    --------    --------      -------         --------
      Total assets                                  $372,382    $113,757      $28,140         $514,279
                                                    ========    ========      =======         ========

                   CAREY INSTITUTIONAL PROPERTIES INCORPORATED

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                   (CONTINUED)
                                 March 31, 2002
                                   (unaudited)



      LIABILITIES AND SHAREHOLDERS' EQUITY :
Notes payable, net of discount                                                     $ 11,119 (6)     $11,119
Mortgage notes payable, net of discount               $157,769       $ 52,491        (1,027)(7)     209,233
Accrued interest payable                                   861            324                         1,185
Accounts payable and accrued expenses                      991            117         1,658 (8)       2,766
Accounts payable to affiliates                           1,918          4,837        (4,644)(3)       2,038
                                                                                        (73)(5)
Prepaid rental income and security deposits              2,235             50                         2,285
Dividends payable                                        4,726          1,368                         6,094
                                                      --------       --------        ------         -------
      Total liabilities                                168,500         59,187         7,033         234,720
                                                      --------       --------        ------         -------
Minority interest                                        6,518          2,094                         8,612
                                                      --------       --------        ------         -------

Common stock                                                23              8            (2)(9)          29
Additional paid-in capital                             231,774         66,530         7,047 (9)     305,351
Dividends in excess of earnings                        (24,277)       (13,964)       13,964 (9)     (24,277)
Accumulated other comprehensive income                    (557)                                        (557)
Treasury stock                                          (9,599)           (98)           98 (9)      (9,599)
                                                      --------       --------        ------         -------
      Total shareholders' equity                       197,364         52,476        21,107         270,947
                                                      --------       --------        ------         -------
      Total liabilities and shareholders' equity      $372,382       $113,757       $28,140        $514,279
                                                      ========       ========       =======        ========


See accompanying notes to pro forma condensed consolidated balance sheet.

                   CAREY INSTITUTIONAL PROPERTIES INCORPORATED

             NOTES TO PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                    (amounts in thousands, except share data)


(1) Derived from the historical unaudited consolidated balance sheet for each entity as of March 31, 2002. CPA(R):10's condensed consolidated balance sheet is included herein.

(2) Reflects adjustments to record CPA(R):10's assets acquired at their estimated fair value.


                                                  Fair value of real    Real estate assets
                                                     estate assets      at historical cost    Net adjustment
                                                     -------------      ------------------    --------------
Real estate accounted for under the operating
   method, net                                        $100,471               $(71,352)           $29,119
Net investment in direct financing leases               21,381                (16,758)             4,623
Equity investments                                      17,074                (15,472)             1,602


         The assets of CPA(R):10 have been appraised by an independent appraiser. The carrying value of the non-real estate assets are deemed to approximate their fair values.

         Whenever events or circumstances in the future indicate that the carrying amount of the acquired real estate assets have been impaired, the Company's policy is to assess any impairment in value by making a comparison of the current and projected undiscounted cash flows related to such real estate asset acquired in the transaction over its remaining useful life to the carrying amount of real estate assets acquired. Such carrying amount would be adjusted, if necessary, to fair value to reflect any impairment.

(3)      Reflects payments by CPA(R):10 as follows:

         Accrued commissions to Advisor                              $1,073
         Accrued performance fee due to Advisor at 12/31/00           2,560
         Dividend to shareholders                                     2,930
                                                                     ------
                                                                     $6,563
                                                                     ======

         In connection with the merger, certain accrued commissions and performance fees will be paid by CPA(R):10 to the Advisor for services rendered prior to the merger. Such commissions and fees were previously accrued by CPA(R):10. Accrued performance fees of $1,011 due to the advisor for fees earned after December 31, 2000 will be paid in shares.

         Pursuant to the Merger Agreement, CPA(R):10 will declare and pay a dividend of excess cash of approximately $2,930 to its shareholders prior to the merger.

         CPA(R):10 shareholders who elect to receive CIP(R) shares in the merger will see an increase in their quarterly dividend payment. CIP(R) shareholders' dividends will remain unchanged.

                   CAREY INSTITUTIONAL PROPERTIES INCORPORATED

             NOTES TO PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                  (CONTINUED)

                    (amounts in thousands, except share data)


(4) Reflects payment of remaining transaction costs. Total transaction costs are estimated to be $1,400 ($730 for CPA(R):10 and $670 for CIP(R)). Pursuant to the terms of the Merger Agreement, CPA(R):10 and CIP(R) will each bear their own costs with certain costs shared pro rata based on the appraised value of their assets. CPA(R):10's transaction costs are expensed currently. CIP(R)'s transaction costs are deferred and will be capitalized to the real estate assets acquired in the transaction.

(5) Adjustment to eliminate CPA(R):10 unamortized straight line rents, liability for deferred rent and other non-cash items. CPA(R):10's leases are required to be re-straightlined at the date of the transaction.

(6) Reflects fair value of the issuance of promissory notes to CPA(R):10 shareholders at a current market interest rate of 4.80%. Holders of 13.28% of CPA(R):10 common shares elected to receive promissory notes in lieu of CIP(R) common shares. The notes bear interest of 4% per annum and have a three-year term.

(7) Adjustment to reflect CPA(R):10's mortgage notes payable assumed by CIP at their estimated fair value. The estimated fair value of fixed rate debt instruments was evaluated using a discounted cash flow model using market rates that range from 8.3% to 9.1% that take into account the credit of the tenants and interest rate risk.

(8) Reflects amount due to CPA(R):10 shareholders who exercised their appraisal rights.

(9)      The changes in shareholders' equity reflect the following:

                                                                     Additional   Dividends in
                                                                       Paid in     Excess of      Treasury
                                                     Common Stock      Capital     Earnings        Stock
                                                     ------------      -------     --------        -----
      Exchange of equity interest for CIP shares        $(8)          $(66,530)     $13,964         $98
      Issuance of CIP shares                              6             73,577
                                                        ---           --------      -------         ---
                                                        $(2)          $  7,047      $13,964         $98
                                                        ===           ========      =======         ===

                   CAREY INSTITUTIONAL PROPERTIES INCORPORATED

             NOTES TO PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                  (CONTINUED)

                    (amounts in thousands, except share data)


         Issuance of promissory notes:

         In accordance with the terms of the Merger Agreement, CIP(R) will acquire the common stock of CPA(R):10 in exchange for the issuance of shares of CIP(R) common stock and/or promissory notes totaling $85,598. The shares of CIP(R) common stock have been valued at $13.30 per share based on an independent appraisal of CIP(R)'s assets. The pro forma condensed consolidated balance sheet reflects the issuance of approximately 5,457,000 CIP(R) shares as holders of approximately 15.22% of CPA(R):10 shareholders elected not to receive CIP(R) common stock. Additionally, approximately $1,011 of shares will be issued to the Advisor for performance fees earned after December 31, 2000.

(10) Pro forma book value per share as of March 31, 2002 is $9.79, which is computed as total pro forma shareholders' equity divided by pro forma shares outstanding.

                   CAREY INSTITUTIONAL PROPERTIES INCORPORATED

              PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME
 For the year ended December 31, 2001 and the three months ended March 31, 2002
                                   (UNAUDITED)


The following unaudited pro forma Condensed Consolidated Statements of Income for the year ended December 31, 2001 and the three-months ended March 31, 2002 have been presented as if the acquisition of Corporate Property Associates 10 Incorporated ("CPA(R):10") by Carey Institutional Properties Incorporated ("CIP(R)") had occurred as of January 1, 2001. The unaudited pro forma Condensed Consolidated Statements of Income should be read in conjunction with the condensed consolidated financial statements of CPA(R):10 at March 31, 2002, included herein, and CIP(R) in its Form 10-Q filing as of March 31, 2002 and the financial statements of CPA(R):10 and CIP(R) included in their respective Annual Reports on Form 10-K for Fiscal Year 2001. In Management's opinion, all adjustments necessary to reflect the merger and the related issuance of shares of common stock of CIP(R) have been made. The pro forma income statement presentation reflects that 15.22% of CPA(R):10 shareholders have elected not to receive CIP(R) common shares.

These unaudited pro forma Condensed Consolidated Statements of Income are not necessarily indicative of what actual results of operations of the Company would have been, nor do they purport to represent the results of operations for future periods.


                                           Year Ended December 31, 2001                         Three Months Ended March 31, 2002
                                           ----------------------------                         ---------------------------------
                                 Historical(1)                                        Historical(1)
                              -------------------    Pro Forma     Pro Forma       -------------------    Pro Forma      Pro Forma
                              CPA(R):10    CIP(R)   Adjustments   Consolidated     CPA(R):10    CIP(R)   Adjustments   Consolidated
                              ---------    ------   -----------   ------------     ---------    ------   -----------   ------------
Revenues:                                                      (amounts in thousands, except share data)
  Rental income                $12,622    $28,215     $  25 (2)   $    40,862        $2,883    $ 6,645    $   2 (2)    $     9,530
  Interest from direct
     financing leases            2,416     12,372                      14,788           612      3,043                       3,655
  Interest and other
     income                        368        535                         903            38         37                          75
                               -------    -------     -----       -----------        ------    -------   ------        -----------
      Total revenues            15,406     41,122        25            56,553         3,533      9,725        2             13,260
                               -------    -------     -----       -----------        ------    -------   ------        -----------
Expenses:
  Interest                       4,985     13,810       527 (3)        19,322         1,133      3,039      134 (3)          4,306
  Depreciation                   2,296      5,230      (292)(4)         7,234           544      1,233      (43)(4)          1,734
  General and
     administrative              2,099      2,972       (29)(5)         5,042           334        810       (6)(5)          1,138
  Property expenses              1,854      7,156        79 (6)         9,089           454      1,500       24 (6)          1,978
  Impairment loss on
     real estate                            4,300                       4,300
                               -------    -------     -----       -----------        ------    -------   ------        -----------
      Total expenses:           11,234     33,468       285            44,987         2,465      6,582      109              9,156
                               -------    -------     -----       -----------        ------    -------   ------        -----------
  Income before
     income from
     equity investments,
     net gains and
     minority
     interest
     in income                   4,172      7,654      (260)           11,566         1,068      3,143     (107)             4,104
Income from equity
     investments                 2,262      5,412       312 (7)         7,986           939      1,899       78 (7)          2,916
                               -------    -------     -----       -----------        ------    -------   ------        -----------
  Income before net gains
     and minority interest
     in income                   6,434     13,066        52            19,552         2,007      5,042      (29)             7,020
Gain on sale of
     real estate, net            1,048      1,048                       2,096
Unrealized gain on
     warrants                               2,128                       2,128
Reversal of unrealized
     gain on warrants in
     connection with
     disposition                                                                                (2,128)                     (2,128)

Gains on sale of
     warrants, net                                                                               1,993                       1,993
                               -------    -------     -----       -----------        ------    -------   ------        -----------
  Income before minority
     interest in income          7,482     16,242        52            23,776         2,007      4,907      (29)             6,885

Minority interest
     in income                    (996)      (876)                     (1,872)         (250)      (247)                       (497)
                               -------    -------     -----       -----------        ------    -------   ------        -----------
  Income before
     extraordinary items       $ 6,486    $15,366     $  52       $    21,904        $1,757    $ 4,660   $  (29)       $     6,388
                               =======    =======     =====       ===========        ======    =======   ======        ===========
Pro forma income before
     extraordinary
     items per basic
     share                                                        $       .79                                          $      0.23
                                                                  ===========                                          ===========
Pro forma income before
     extraordinary
     items per diluted
     share                                                        $       .78                                          $      0.23
                                                                  ===========                                          ===========
Pro forma weighted
     average number of
     basic shares
     outstanding                                                   27,622,844                                           27,765,757
                                                                  ===========                                          ===========
Pro forma weighted number
     of average
     diluted shares
     outstanding                                                   27,977,739                                           28,332,896
                                                                  ===========                                          ===========
Ratio of earnings to
     fixed charges (8)                                                   2.09                                                 2.47
                                                                  ===========                                          ===========


See accompanying notes to pro forma condensed consolidated statements of income.

                   CAREY INSTITUTIONAL PROPERTIES INCORPORATED

         NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                    (amounts in thousands, except share data)


(1) Derived from the historical statements of income of CPA(R):10 and CIP(R) for the year ended December 31, 2001 included in their respective Annual Reports on Form 10K and for the three months ended March 31, 2002, included herein for CPA(R):10 and included in CIP(R)'s Form 10Q.

(2) Reflects the increase in rental income due to the re-straightlining of rents beginning January 1, 2001.

(3) Reflects the adjustment to interest expense resulting from the following:


                                                                          Year Ended        Three Months Ended
                                                                       December 31, 2001       March 31, 2002
                                                                       -----------------       --------------
     Interest expense on notes payable of $11,369                            $455                  $114
     Elimination of historical amortization expense for deferred
       financing costs of CPA(R):10                                           (81)                  (19)
     Amortization of fair value adjustment of notes payable and
       mortgage notes payable                                                 153                    39
                                                                             ----                  ----
                                                                             $527                  $134
                                                                             ====                  ====


Holders of 13.28% of CPA(R):10 common shares elected to receive promissory notes totaling $11,369 in lieu of CIP(R) shares. Promissory notes bear interest at 4% per annum.

The face value of mortgage notes payable in excess of their fair value is $1,027. Such excess is amortized into interest expense over the remaining lives of the mortgages, which range from 2 to 12 years.



The face value of notes payable in excess of the fair value is $250. Such excess is amortized into interest expense over 3 years, the remaining life of the notes.


(4) Reflects decrease in depreciation and amortization expense in connection with adjustment of real estate assets and unamortized financing costs to their fair value.

                                           Assets at                         Year Ended        Three Months Ended
                                          Fair Value     Revised Life     December 31, 2001      March 31, 2002
                                          ----------     ------------     -----------------      --------------
     Buildings and improvements            $80,175        40 years             $2,004                 $ 501
     Less:
       Historical depreciation expense                                         (2,296)                 (544)
                                                                               ------                 -----
                                                                               $ (292)                $ (43)
                                                                               ======                 =====

                   CAREY INSTITUTIONAL PROPERTIES INCORPORATED

         NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                   (CONTINUED)
                    (amounts in thousands, except share data)


(5)      Decrease in general and administrative expense as follows:


                                                                      Year Ended        Three Months Ended
                                                                   December 31, 2001      March 31, 2002
                                                                   -----------------    ------------------
     CPA(R):10 directors' compensation                                    $(45)                $(10)
     Elimination of deferred expense as a result of fair value
       adjustment                                                           16                    4
                                                                          ----                 ----
                                                                          $(29)                $ (6)
                                                                          ====                 ====


(6) Reflects increase in asset management and performance fees due to an increase in the appraised value of CPA(R):10's assets as follows:


                                     Assets at    Management and       Year Ended       Three Months Ended
                                     Fair Value   Performance Fee   December 31, 2001      March 31, 2002
                                     ----------   ---------------   -----------------      --------------
     Total real estate assets         $170,000           1%             $ 1,700                $ 425
     Less: Historical management
       and performance fee                                               (1,621)                (401)
                                                                        -------               ------
                                                                        $    79               $   24
                                                                        =======               ======

                   CAREY INSTITUTIONAL PROPERTIES INCORPORATED

         NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (CONTINUED)
                    (amounts in thousands, except share data)


The Advisory Agreements of CPA(R):10 and CIP(R) each provide for the payment of asset management fees of 1/2 of 1% per annum of Average Invested Assets as defined in the Agreements with the Advisor. The Agreements also provide for the payment of performance fees of 1/2 of 1% per annum of Average Invested Assets. Average Invested Assets is determined periodically pursuant to an independent valuation of assets.

The appraisal value of CPA(R):10's assets of $170,000 includes the value of investments in real estate adjusted for CPA(R):10's proportional interest in the underlying real estate assets accounted for under the equity method, and for the minority interests in the value of consolidated real estate assets.

(7)      Reflects an increase in equity income as follows:


                                                                        Year Ended        Three Months Ended
                                                                     December 31, 2001      March 31, 2002
                                                                     -----------------      --------------
     Net amortization of fair value change of equity investment            $268                   $67
     Add: Historical noncash amortization of capitalized item                44                    11
                                                                           ----                   ---
                                                                           $312                   $78
                                                                           ====                   ===

                   CAREY INSTITUTIONAL PROPERTIES INCORPORATED

         NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                   (CONTINUED)

                    (amounts in thousands, except share data)


(8) Computed as income from continuing operations before minority interest and extraordinary items, adjusted for equity income, plus fixed charges (interest, interest component of rental expense and capitalized interest) and amortization of capitalized interest, less capitalized interest, divided by fixed charges.


                                                                             Pro Forma Condensed Consolidated
                                                                            Year Ended       Three Months Ended
                                                                        December 31, 2001      March 31, 2002
                                                                        -----------------      --------------
                                                                               (amounts in thousands)
     Earnings:
       Net income before extraordinary item                                   $21,904              $ 6,388
       Minority interest                                                        1,872                  497
       Income from equity investments in excess of dividends received          (2,077)                (480)
       Interest expense                                                        19,322                4,306
       Interest component of rental expense                                        94                   23
       Amortization of capitalized interest                                         1                    2
                                                                              -------              -------
       Total earnings                                                          41,116               10,736
                                                                              =======              =======
     Fixed charges:
       Interest expense                                                        19,322                4,306
       Interest component of rental expense                                        94                   23
       Capitalized interest                                                       236                   15
                                                                              -------              -------
       Total fixed charges                                                     19,652                4,344
                                                                              =======              =======
     Ratio of earnings to fixed charges                                          2.09                 2.47
                                                                              =======              =======